WGNB Corp.
201 Maple Street
P.O. Box 280
Carrollton, Georgia 30117
November 30, 2005
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn:     Angela Jackson
               Margaret Fitzgerald
Re:          WGNB Corp. (the “Company”)
               Form 10-K for the fiscal year ended December 31, 2004
               File No. 000-30805
Dear Ms. Jackson and Ms. Fitzgerald:
We are in receipt of the Staff’s follow-up comments to the Company’s Form 10-K for the fiscal year ended December 31, 2004 (“2004 10-K”), conveyed to us by letter dated November 4, 2005. Set forth below are the Company’s responses to each of the Staff’s comments. For your convenience, the Staff’s comments are reproduced in their entirety in bold below, and the Company’s responses thereto are set forth after each comment.
Summary of Significant Accounting Policies
Derivative Instruments and Hedging Activities, page F-11
1.	We note your response to comment 2 of our letter dated September 25, 2005. Your response did not fully address the items requested in our comment. You have asserted that your hedge of FHLB convertible advances was designed to remain effective through out its term, but you have not clearly explained the method you use to assess effectiveness. As previously requested, please provide us with the following with respect to your hedges of FHLB convertible advances:
•	Clearly identify whether you use the long haul method, the short-cut method or matched terms to assess the effectiveness of this hedging strategy.
Response: We use the long haul method to assess the effectiveness of this hedging strategy.
•	Describe the methods used to assess the effectiveness and measure hedge ineffectiveness.
Response: The Bank has $35 million of fixed rate debt with varying maturities. When we entered into the swap, the Bank’s balance sheet was (and remains) asset sensitive. We were susceptible to interest rate risk in a downward rate environment that was outside the risk tolerance of the Bank. We looked at hedging that risk by putting on a pay floating, receive fixed swap to hedge our fixed rate quarterly interest payments due on $30 million of our FHLB advances for a period of 36 months. At inception, the fair value of the swap was zero. It was our intent to hedge fluctuations in the fair value of the fixed rate coupon payments for the next 12 quarterly interest payments. Additionally, the change associated with interest rate movements should have an equal and offsetting effect on the fixed rate coupon payments (the hedged item) and the fixed rate component of the interest rate swap (hedge instrument). We verified the correlation at inception of the swap and continually thereafter through December 31, 2004.

•	If you apply the short cut method of assessing hedge effectiveness, tell us how you determined that this hedge met the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.
Response: We do not use the short-cut method of assessing hedge effectiveness.
2.	It is our understanding, based on your disclosure on page F-16, that the FHLB advances which you are hedging with an interest rate swap contain an early conversion option that allows the FHLB to convert the advances to a variable interest rate. Please provide us with the following information with respect to this conversion feature:
•	Clearly explain what will happen to your advance in the event the conversion option is exercised by the FHLB. For example, explain whether your advance automatically converts to a variable rate advance or whether you can prepay the advance with out penalty.
Response: The conversion options on our FHLB advances occur after the period that is contemplated by our hedging strategy. Therefore, the conversion option does not influence our hedge.
•	Tell us whether the interest rate swap contains a call option that allows you to terminate the swap upon exercise of the conversion option by the FHLB.
Response: Again, the interest rate swap will expire prior to the conversion options becoming available on our FHLB advances.
In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact the undersigned at (770) 830-2945.

Very truly yours, WGNB CORP.
By:	/s/ Steven J. Haack
Steven J. Haack
Treasurer (Principal Accounting Officer)